

March 4, 2020

**Via Federal Express**

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re:     ***Cboe Exchange, Inc.***
        ***Form 1 Amendment***

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
VP, Associate General Counsel
913-815-7121

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibits C & J

## Attachment

*Summary of changes made to Exhibit C:*

- David Roscoe was removed as a Director on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., and Cboe C2 Exchange, Inc.
- Scott Wagner was removed as a Director on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., and Cboe C2 Exchange, Inc.
- Angelo Evangelou was added as an Officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., and Cboe SEF, LLC
- Dave Howson was added as an Officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe SEF, LLC, and Cboe Futues Exchange, LLC
- Carol Kennedy was added as an Officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe SEF, LLC, and Cboe Futures Exchange, LLC
- Mark Hemsley was removed as an Officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe FX Markets, LLC, and Cboe Bats, LLC
- Sean Cleary was removed as an Officer on Cboe FX Markets, LLC, Cboe SEF, LLC, and Cboe Bats, LLC
- Nick Dutton was removed as an Officer on Cboe Europe Limited
- Tim Lipscomb was added as an Officer in Cboe Europe Limited
- Jennifer Browning was added as an Officer on Cboe SEF, LLC and Cboe Futures Exchange, LLC
- Lawrence Bresnahan was removed as an Officer on Cboe Futures Exchange, LLC
- Joseph Caauwe was removed as an Officer on Cboe Futures Exchange, LLC
- Gary Compton was added as an Officer on Cboe SEF, LLC and Cboe Futures Exchange, LLC
- Arianne Criqui was added as an Officer on Cboe Futures Exchange, LLC
- Rob Hocking was added as an Officer on Cboe Futures Exchange, LLC
- Michael Mollet was added an as Officer on on Cboe Futures Exchange, LLC
- Goh Hoi Lai was removed as a Director on Hanweck Associates Pte. Ltd.
- Sardool Singh was removed as a Director on Hanweck Associates Pte. Ltd.
- Ng Lip Chih was added as a Director on Hanweck Associates Pte. Ltd.
- Ed Tilly was added as a Director on Hanweck Associates Pts. Ltd. and Hanweck Assocaites Limited
- Ang Yee Koon Daphne was added as an Officer on Hanweck Associates Pte. Ltd.
- Tan Zhe was added as an Officer on Hanweck Associates Pte. Ltd.
- Herald Hanweck was removed as a Director on Hanweck Associates Limited
- Michael Hollingsworth was removed as a Director on Hanweck Associates Limited
- David Howson was added as a Director on Hanweck Associates Limited
- Antonio Amelia was added as an Officer on Hanweck Associates Limited

*Summary of changes made to Exhibit J:*

- David Roscoe was removed as a Director
- Scott Wagner was removed as a Director
- Angelo Evangelou was added as an Officer
- Dave Howson was added as an Officer
- Mark Hemsley was removed as an Officer
- Carol Kennedy was added as an Officer

Securities and Exchange Commission
Trading and Markets

MAR 0 6 2020

| Form 1 RECEIVED Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 <br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY) 03/04/20 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

SEC Mail Processing
MAR 06 2020
Washington, DC

1. State the name of the applicant:  Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

20012524

4. Provide the business telephone and facsimile number:
(913) 815-7000                    (913) 815-7119
(Telephone)                    (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray          VP, Associate General Counsel,    Cboe Exchange, Inc.          (913) 815-7121
(Name)                    (Title)                    (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant:  __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ___03/04/20_____
(MM/DD/YY)
By: _____
(Signature)
Subscribed and sworn before me this ___4th___ day of _March_, _2020_ by _____ (Notary Public)
My Commission expires _08/04/23_ County of _Johnsn_ State of _Kansas_

Cboe Exchange, Inc.
(Name of Applicant)
Kyle Murray, VP, Associate General Counsel
(Printed Name and Title)

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



BIANCA STODDEN
My Appointment Expires
August 4, 2023

## Exhibit C

**Exhibit Request:**

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.  Name and address of organization.

2.  Form of organization (e.g., association, corporation, partnership, etc.).

3.  Name of state and statute citation under which organized. Date of incorporation in present form.

4.  Brief description of nature and extent of affiliation.

5.  Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.  A copy of the constitution.

7.  A copy of the articles of incorporation or association including all amendments.

8.  A copy of existing by-laws or corresponding rules or instruments.

9.  The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Response:** Please see below responses for the following entities:

## A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jen Browning (Vice President)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. **Direct Edge LLC**

1. *Name*: Direct Edge LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### C.  Cboe BZX Exchange, Inc.

1.  *Name*: Cboe BZX Exchange, Inc.
    *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.  *Form of organization*: Corporation.

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on November 1, 2007.

4.  *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
    wholly-owned by Bats Global Markets Holdings, Inc., which is also the
    Exchange's 100% owner.

5.  *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as
    a registered national securities exchange pursuant to Section 6 of the Act.

6.  *Copy of constitution*: Not applicable.

7.  Copy of articles of incorporation or association and amendments:   No changes.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Bruce Andrews
    - Kevin Murphy
    - Jill Sommers

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (SVP, Chief Compliance Officer)
    - Lawrence Bresnahan (VP, Market & Member Reg.)
    - Jen Browning (VP, Head of Human Resources)
    - Kevin Carrai (VP, Market Data and Access Services)
    - Catherine Clay (SVP, Information Solutions)
    - Gary Compton (VP, Communications)
    - Jeff Connell (VP, Deputy Chief Regulatory Officer)
    - Brent Coonrod (VP, Software Engineering)
    - Arianne Criqui (SVP, Head of Options and Business Development)
    - Eric Crampton (SVP, CTO)
    - Gina DeRaimo (VP, Derivatives Institute)
    - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers

- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers

- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

**E.**   **Cboe EDGA Exchange, Inc.**

1.   *Name*: Cboe EDGA Exchange, Inc.
     *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Bruce Andrews
     - Kevin Murphy
     - Jill Sommers

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (SVP, Chief Compliance Officer)
     - Lawrence Bresnahan (VP, Market & Member Reg.)
     - Jen Browning (VP, Head of Human Resources)
     - Kevin Carrai (VP, Market Data and Access Services)
     - Catherine Clay (SVP, Information Solutions)
     - Gary Compton (VP, Communications)
     - Jeff Connell (VP, Deputy Chief Regulatory Officer)
     - Brent Coonrod (VP, Software Engineering)
     - Arianne Criqui (SVP, Head of Options and Business Development)
     - Eric Crampton (SVP, CTO)
     - Gina DeRaimo (VP, Derivatives Institute)
     - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers

- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

**10.**  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.      **Cboe EDGX Exchange, Inc.**

1.      *Name*: Cboe EDGX Exchange, Inc.
        *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.      *Form of organization*: Corporation.

3.      *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.      *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.      *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments:* No changes.

8.      *Copy of existing by-laws*: No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bruce Andrews
        - Kevin Murphy
        - Jill Sommers

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Lawrence Bresnahan (VP, Market & Member Reg.)
        - Jen Browning (VP, Head of Human Resources)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Catherine Clay (SVP, Information Solutions)
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)
        - Arianne Criqui (SVP, Head of Options and Business Development)
        - Eric Crampton (SVP, CTO)
        - Gina DeRaimo (VP, Derivatives Institute)
        - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers

- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee

- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.    **Cboe C2 Exchange, Inc.**

1.    *Name*: Cboe C2 Exchange, Inc.
      *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
      2009.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
      national securities exchange.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: No changes.

8.    *Copy of existing by-laws*: No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Bruce Andrews
      - Kevin Murphy
      - Jill Sommers

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Lawrence Bresnahan (VP, Market & Member Reg.)
      - Jen Browning (VP, Head of Human Resources)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Catherine Clay (SVP, Information Solutions)
      - Gary Compton (VP, Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (VP, Software Engineering)
      - Arianne Criqui (SVP, Head of Options and Business Development)
      - Eric Crampton (SVP, CTO)
      - Gina DeRaimo (VP, Derivatives Institute)
      - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers

- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
     *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Chris Isaacson
     - Brian Schell

     Current Officers
     - Jackie Hancock (FINOP, Treasurer)
     - Bryan Upp (Chief Compliance Officer)
     - Troy Yeazel (President)
     - J. Patrick Sexton (Secretary)

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## I.     Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### J.     Cboe FX Holdings, LLC

1.     *Name*:  Cboe FX Holdings, LLC
       *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*: Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation:*  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.     *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.     *Brief description of business or functions*:  Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Bryan Harkins (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### K.    Cboe FX Markets, LLC

1.    *Name*:  Cboe FX Markets, LLC
      *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.    *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.    *Brief description of business or functions*:  Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - None

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (Chief Compliance Officer)
      - Eric Crampton (SVP, CTO)
      - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      - James Enstrom (SVP, Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
      - Jill Griebenow (SVP & Chief Accounting Officer)
      - Jackie Hancock (VP, Controller)
      - Bryan Harkins (EVP, Head of Markets Division)
      - Greg Hoogasian (SVP, Chief Regulatory Officer)
      - Chris Isaacson (EVP)
      - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
      - Andrew Lowenthal (EVP, International Expansion)
      - Paul Reidy (VP, Cboe FX COO)
      - Brian Schell (EVP, CFO and Treasurer)

- J. Patrick Sexton (EVP, General Counsel, and Secretary)
- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Aaron Weissenfluh (VP, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### L.   Cboe FX Services, LLC

1.   *Name*:  Cboe FX Services, LLC
     *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*:  Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*:  No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - None

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Jill Griebenow (Vice President)
     - Bryan Harkins (Vice President)
     - Jackie Hancock (Vice President and Controller)
     - Chris Isaacson (Vice President)
     - Andrew Lowenthal (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10.  Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

## M.     Cboe FX Europe Limited

1. *Name*:  Cboe FX Europe Limited
   *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*:   Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*:  Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   *Address*: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Ted Hood
   - Dave Howson
   - Kristian West
   - John Woodman

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Adam Eades (Chief Legal Officer)
   - Tim Lipscomb (Chief Operations Officer)
   - Stephanie Renner (CFO)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

<u>Remuneration Committee</u>
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**P.**      **Cboe Chi-X Europe Limited**

1. *Name*: Cboe Chi-X Europe Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Adam Eades
   - Dave Howson
   - John Woodman

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**Q.**     **Cboe ETF.com, Inc.**

1.     *Name*:  Cboe ETF.com, Inc.
   *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on March 28, 2016.

4.     *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is
   wholly-owned by Bats Global Markets Holdings, Inc., which is also the
   Exchange's 100% owner.

5.     *Brief description of business or functions*:  Cboe ETF.com, Inc. is a media
   company providing ETF data, news and analysis.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Laura Morrison (Vice President)
   - Dave Nadig (Senior Director, Content and ETF)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

R.     **IndexPubs S.A.**

1.     *Name*: IndexPubs S.A.
       *Address*: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2.     *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3.     *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4.     *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.     *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6.     *Copy of constitution*: No changes.

7.     *Copy of articles of incorporation or association and amendments*: No changes.

8.     *Copy of existing by-laws*: No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors

       Current Officers
       - Patricia Hidalgo (General Manager)
       - Dave Nadig (President)

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### S.   Cboe SEF, LLC

1.   *Name*: Cboe SEF, LLC
     *Address*: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
     - Jennifer Browning (Vice President, Human Resources)
     - Gary Compton (Vice President, Corporate Communications)
     - Eric Crampton (SVP, CTO)
     - John Deters (EVP, Chief Strategy Officer)
     - James Enstrom (Senior Vice President & Chief Audit Executive)
     - Angelo Evangelou (SVP, Market Policy & Government Affairs)
     - Todd Furney (VP, and Chief Risk Officer)
     - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
     - Jill Griebenow (SVP & Chief Accounting Officer)
     - Jackie Hancock (Vice President & Controller)
     - Bryan Harkins (Executive Vice President, Head of Markets Division)
     - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
     - Dave Howson (EVP & President, Cboe Europe)
     - Chris Isaacson (Executive Vice President & COO)
     - Carol Kennedy (SVP, Marketing & Communications)
     - Andrew Lowenthal (Executive Vice President, International Expansion)

- Stephanie Marrin (Vice President and Deputy Chief Regulatory Officer)
- Paul Reidy (Vice President, FX Chief Operating Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers
- Ed Tilly
- Michael Gorham
- James Parisi
- Jill Sommers

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**T.** **Cboe Worldwide Holdings Limited**

1. *Name*: Cboe Worldwide Holdings Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**U.    Cboe Global Markets, Inc.**

1.    *Name*: Cboe Global Markets, Inc.
      *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
      15, 2006.

4.    *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-
      owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Holding company.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments:*  No changes.

8.    *Copy of existing by-laws*: No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Frank English
      - William Farrow
      - Janet Froetscher
      - Jill Goodman
      - Roderick Palmore
      - James Parisi
      - Joe Ratterman
      - Michael Richter
      - Jill Sommers
      - Carole Stone
      - Eugene Sunshine
      - Fredric Tomczyk

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      - Jill Griebenow (SVP & Chief Accounting Officer)
      - Bryan Harkins (EVP, Head of Markets Division)
      - Dave Howson (EVP, President Europe)
      - Chris Isaacson (EVP and COO)

- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

Indemnity Committee
- Ed Tilly

10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### V.     Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Jennifer Browning (VP, Human Resources)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Catherine Clay (SVP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)

- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer )
- Dave Howson (EVP and President, Cboe Europe)Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Carol Kennedy (SVP, Marketing and Communications)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Matthew McFarland (VP, Head of Futures and CFE Managing Director)
- Michael Mollet (VP, MAS Product Development)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer )
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Operations and CFE Managing Director)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers


10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. **Cboe Building Corporation**

1. *Name*: Cboe Building Corporation
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. **Cboe, LLC**

1.  *Name*: Cboe, LLC
    *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    August 22, 2001.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* Cboe, LLC is a limited liability
    company member of OneChicago, LLC.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Catherine Clay (Vice President)
    - Jill Griebenow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

## Y.    Cboe III, LLC

1.  *Name*: Cboe III, LLC
    *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.  *Form of organization*:  Limited Liability Company.

3.  *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    May 2, 2014.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* Holding company for investment in
    Tradelegs, LLC.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - John Deters (Vice President)
    - Jill Griebnow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

### Z.   Cboe Bats, LLC

1.   *Name*: Cboe Bats, LLC
     *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Brian Schell
     - Chris Isaacson

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (SVP, Chief Compliance Officer)
     - Lawrence Bresnahan (VP, Market & Member Regulation)
     - Jen Browning (VP, Head of Human Resources)
     - Kevin Carrai (VP, Market Data and Access Services)
     - Catherine Clay (SVP, Information Solutions)
     - Gary Compton (VP, Corporate Communications)
     - Jeff Connell (VP, Deputy Chief Regulatory Officer)
     - Brent Coonrod (Vice President, Software Engineering)
     - Eric Crampton (SVP, CTO)
     - Arianne Criqui (SVP, Head od Options and Business Development)
     - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
     - Laura Dickman (VP, Associate General Counsel)
     - James Enstrom (SVP, Chief Audit Executive) Bats
     - Angelo Evangelou (SVP, Market Policy and Government Affairs)
     - Carmen Frazier Brannan (VP, Government Relations)

- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Paul Reidy (VP, Cboe FX COO)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### AA. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity
   and index options technology for professional and retail traders, which includes
   options strategy backtesting, trade analysis and volatility modeling technologies
   and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Brent Coonrod (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### BB. Cboe UK Limited

1. *Name*: Cboe UK Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. **Cboe Vest, LLC**

1. *Name*: Cboe Vest, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity
   investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

### DD. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   *Address*: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### EE.   Cboe Data Services, LLC

1.   *Name*: Cboe Data Services, LLC
     *Address*:  400 South LaSalle Street Chicago, Illinois 60605

2.   *Form of organization*:  Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     February 21, 2006.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Data Services, LLC sells market
     data.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*:  No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Bryan Harkins
     - Brian Schell

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (Chief Compliance Officer)
     - Kevin Carrai (Vice President)
     - Catherine Clay (Vice President)
     - Eric Crampton (Vice President)
     - James Enstrom (Chief Audit Executive)
     - Todd Furney (Chief Risk Officer)
     - Jennifer Golding (Vice President)
     - Jill Griebenow (Vice President)
     - Jackie Hancock (Vice President and Controller)
     - Bryan Harkins (Vice President)
     - Chris Isaacson (Vice President)
     - Andrew Lowenthal (Vice President)
     - Jim Roche (Vice President)
     - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh ( Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## FF.    Signal Trading Systems, LLC

1.    *Name*: Signal Trading Systems, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 13, 2010.

4.    *Brief description of nature and extent of affiliation*: Fifty percent (50%)
   subsidiary of Cboe Exchange, Inc.

5.    *Brief description of business or functions:* Signal Trading Systems, LLC
   developed and markets a multi-asset front-end order entry system known as
   "Pulse".

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: No changes.

8.    *Copy of existing by-laws*: No changes.

9.    *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*: There are no directors or officers of
   Signal Trading Systems, LLC.

10.   *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

### GG.    Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   *Address*: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

### HH.   **Cboe Hong Kong Limited**

1.   *Name*: Cboe Hong Kong Limited
     *Address*: 66<sup>th</sup> Floor, The Center, 99 Queen's Road, Central, Jong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*:  Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     • Andy Lowenthal

     Current Officers
     • None

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## II.    **Cboe Silexx, LLC**

1.    *Name*: Cboe Silexx, LLC
      *Address*: 400 South LaSalle Street, Chicago, IL 60605

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      October 16, 2017.

4.    *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
      order execution management system business.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - John Deters
      - Brian Schell

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Catherine Clay (Vice President)
- Brent Coonrod (Vice President)
- Eric Crampton (Vice President)
- John Deters (Vice President)
- James Enstrom (Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President)
- Jill Griebenow (Vice President)
- Jackie Hancock (Vice President and Controller)
- Chris Isaacson (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### JJ.     Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   *Address*: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark
   Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## KK. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe
   Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad,
   encompassing the operation of a regulated market and an approved publication
   arrangement, and all other businesses that may be ancillary or useful for the above
   operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - Ruben Hilhorst
   - Shyam Savania

   Current Officers
   - Adam Eades (President)
   - Ruben Hilhorst (Head of Compliance)
   - Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

## LL.   Cboe Off-Exchange Services, LLC

1.   *Name*: Cboe Off-Exchange Services, LLC
     *Address*: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     January 31, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity for which limited liability companies
     may be organized under the Act.

6.   *Copy of constitution*:  Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:  No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - None

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - John Deters (Vice President)
     - Jill Griebenow (Vice President)
     - Jackie Hancock (Vice President and Controller)
     - Bryan Harkins (Vive President)
     - Chis Isaacson (Vice President)
     - Andrew Lowenthal (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10.  *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

## MM. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   *Address*: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice Proesident and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Vice President and CISO)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## NN. Cboe Europe Indices Limited

1. *Name*: Cboe Europe Indices Limited
   *Address*: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on July 17,
   2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has
   applied with the FCA to operate as a Benchmark administrator in the UK and
   Europe. Once approved, the company intends to transfer the existing European
   benchmark administrator business from Cboe Europe Limited (which is current an
   authorized benchmark administrator) to Cboe Europe Indices Limited. It also
   intends to apply to the FCA to endorse Cboe global indices in accordance with the
   EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Stephanie Renner

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

## OO. Cboe Switzerland GmbH

1.  *Name*: Cboe Switzerland GmbH
    *Address*: c/o Format A AG
    Pfingstweidstrasse 102b 8005 Zurich

2.  *Form of organization*: Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Switzerland under Article 777c and Article 633, November 18,
    2019.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Worldwide Holdings Limited.

5.  *Brief description of business or functions:* Operate an electronic trading platform
    for financial contracts and instruments as well as to provide services in this
    business are to Group affiliate.

6.  *Copy of constitution*: Not applicable.

7.  *Copy of articles of incorporation or association and amendments*: No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Paul Reidy

    Managers
    - Bryan Harkins
    - Lisa Shemie
    - Roman Sturzenegger
    - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**PP.** **Hanweck Associates, LLC**

1. *Name*: Hanweck Associates, LLC
   *Address*: 77 Battery Place #916
   New York, NY 10280

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under provisions of the New York State Limited Liability Company
   Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
   acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited liability companies
   may be organized under the Act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not
   applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Managers
   - Ed Tilly
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Ed Tilly (President and CEO)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherin Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - Jim Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Gerald Hanweck (Vice President)
   - Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President and Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## QQ.    Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   *Address*: 8 Wilkie Road #30-01 Wilkie Edge
   Singapore 228095

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd.
   is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
   of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution:*  No changes.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne
   - Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**RR.**    **Hanweck Associates Limited**

1.    *Name*: Hanweck Associates Limited
*Address*: 42-46 Fountain Street
Belfast, Northern Ireland, United Kingdom BT1 5EF

2.    *Form of organization*: Private Company Limited by Shares

3.    *Name of state, statute under which organized and date of incorporation*:
Incorporated under the Companies Act of 2006 on May 20, 2015.

4.    *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* The Company is organized for the
purpose of engaging in any lawful activity for which private companies may be
organized under the act.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  See attached.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
and persons performing similar functions*:

Current Directors
- Ed Tilly
- Dave Howson

Current Officer
- Antonio Amelia (Secretary)

10.    *Indication of whether such business or organization ceased to be associated with
the applicant during previous year*: Not applicable.

**SS.** **Cboe International Holdings Limited**

1. *Name*:  Cboe International Holdings Limited
   *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on February 5,
   2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings
   Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an
   affiliate of the Exchange.

5. *Brief description of business or functions*:  Cboe International Holdings Limited is
   a holding company of Cboe FX Europe Limited,,

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  Not
   applicable.

8. *Copy of existing by-laws*:  Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:  None

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: As of September 24, 2019 Cboe International
    Holdings Limited ceased to exist

## TT.    CBOE Stock Exchange, LLC

1.    *Name*: CBOE Stock Exchange, LLC
       *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       July 31, 2006.

4.    *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC
       is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5.    *Brief description of business or functions:*  CBOE Stock Exchange, LLC operated
       the CBOE Stock Exchange, which acted as a trading market for securities other
       than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC
       was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased
       trading operations on April 30, 2014.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  Not
       applicable.

8.    *Copy of existing by-laws*:  Not applicable

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:  None

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: As of September 30, 2019 CBOE Stock
       Exchange, LLC ceased to exist.

## Exhibit J

**Exhibit Request:**

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

**Response:**

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

| Officers | | | |
|---|---|---|---|
| Name: | Title: | Appointment Date: | Termination/ Change Position Date: |
| Alexandra Albright | Senior Vice President, Chief Compliance Officer | 02/28/17 | 02/11/19 – Change in title |
| Lawrence Bresnahan | Vice President, Market & Member Regulation | 02/13/18 | |
| Jen Browning | Vice President, Head of Human Resources | 07/29/19 | |
| Kevin Carrai | Vice President, Market Data and Access Services | 02/10/15 | 02/11/19 – Change in title |
| Catherine Clay | Senior Vice President, Information Solutions | 02/13/18 | 02/11/19 – Change in title |
| Gary Compton | Vice President, Communications | 07/30/18 | 02/11/19 – Change in title |

| | | | | |
|---|---|---|---|---|
| Jeff Connell | Vice President, Deputy Chief Regulatory Officer | 11/02/15 | | 03/01/18 - Change in title |
| Brent Coonrod | Vice President, Software Engineering | 01/07/19 | | |
| Eric Crampton | Senior Vice President, CTO | 05/12/15 | | 01/14/19 – Change in title |
| Arianne Criqui | Senior Vice President, Head of Options and Business Development | 01/07/19 | | |
| Gina DeRaimo | Vice President, Derivatives Institute | 01/07/20 | | |
| John Deters | Executive Vice President, Chief Strategy Officer & Head of Multi-Asset Solutions | 02/28/17 | | 02/11/19 – Change in title |
| Laura Dickman | Vice President, Associate General Counsel | 02/13/18 | | 03/01/18 - Change in title |
| James Enstrom | Senior Vice President, Chief Audit Executive | 02/28/17 | | 02/11/19 – Change in title |
| Angelo Evangelou | SVP, Chief Policy Officer | 02/11/20 | | |
| Todd Furney | Vice President, Chief Risk Officer | 02/28/17 | | |
| Jennifer Golding | Vice President, Associate General Counsel, Chief Litigation Officer | 07/30/18 | | |
| Jill Griebenow | Senior Vice President & Chief Accounting Officer | 08/15/18 | | |
| Jackie Hancock | Vice President, Controller | 11/01/18 | | |
| Bryan Harkins | Executive Vice President, Head of Markets Division | 02/10/15 | | 10/30/19 – Change in title |

| | | | | |
|---|---|---|---|---|
| John Hiatt | Vice President, Product Development | 02/11/19 | | |
| Rob Hocking | Senior Vice President, Head of Derivatives Strategy | 12/17/18 | | |
| Gregory Hoogasian | Senior Vice President, Chief Regulatory Officer | 02/28/17 | | |
| Dave Howson | EVP and President, Cboe Europe | 02/11/20 | | |
| Adam Inzirillo | SVP, Head of U.S. Equities | 10/28/19 | | |
| Chris Isaacson | Executive Vice President, COO | 02/10/15 | | 01/14/19 – Change in title |
| Brett Johnson | Vice President, Software Engineering | 01/07/19 | | |
| Carol Kennedy | SVP, Chief Communications Officer | 02/11/20 | | |
| Jennifer Lamie | Vice President, Chief Regulatory Advisor | 02/13/18 | | 03/01/18 - Change in title |
| Stephanie Marrin Lara | Vice President, Deputy Chief Regulatory Officer | 02/13/18 | | 03/01/18 - Change in title |
| Andrew Lowenthal | Executive Vice President, International Expansion | 02/28/17 | | 10/30/19 – Change in title |
| Marc Magrini | Vice President, Administration | 02/13/18 | | |
| Michael Mollet | VP, MAS Product Development | 10/28/19 | | |
| Anthony Montesano | Vice President, TSD and Registration | 02/13/18 | | 03/01/18 - Change in title |
| Laura Morrison | Senior Vice President, ETP Listings | 05/12/15 | | 03/01/18 - Change in title |
| Kyle Murray | VP and Associate General Counsel | 10/28/19 | | |

| Dan Overmyer | Vice President, Options Regulation | 12/17/18 | |
|---|---|---|---|
| Arthur Reinstein | Senior Vice President and Deputy General Counsel | 02/28/17 | 03/01/18 - Change in title |
| Brian N. Schell | Executive Vice President, Chief Financial Officer, Treasurer | 02/10/15 | |
| Curt Schumacher | Vice President, Infrastructure | 02/13/18 | 02/11/19 – Change in title |
| John Sexton | Executive Vice President, General Counsel & Corporate Secretary | 02/28/17 | 03/01/18 - Change in title |
| Steven Sinclair | Vice President, Systems Development | 02/13/18 | |
| Eileen Smith | Vice President, Data and Analytics | 02/13/18 | 02/11/19 – Change in title |
| Ed Tilly | President and CEO | 02/28/17 | 01/14/19 – Change in title |
| Aaron Weissenfluh | Vice President, Chief Information Security Officer | 02/10/15 | |
| Troy Yeazel | Senior Vice President, Operations | 11/02/15 | |
| Vivian Yiu | Vice President, Product Strategy | 11/01/16 | 03/01/18 - Change in title |
| **Former Officers** | | | |
| Name: | Title: | Appointment Date: | Termination/ Change Position Date: |
| Chris Concannon | President & COO | 02/10/15 | 01/14/19 |
| David Gray | Senior Vice President, Global Client Services | 02/28/17 | 01/14/19 |
| Rodney Burt | Vice President, Infrastructure | 02/10/15 | 04/01/19 |
| William Looney | Vice President, Advancement & | 07/30/18 | 04/22/19 |

| Name | Classification(s) | Appointment Date | Termination Date |
|---|---|---|---|
| | Strategy, Index Options | | |
| William Speth | Senior Vice President, Research | 02/13/18 | 06/03/19 |
| Anders Franzon | Senior Vice President and Deputy General Counsel | 11/02/15 | **06/07/19** |
| Paul Ciciora | Vice President, Systems Infrastructure | 02/13/18 | 06/14/19 |
| Bryan Christian | Senior Vice President, Sales US Equities | 02/10/15 | 07/01/19 |
| Alicia Goldberg | Vice President, Statistical Analysis | 02/28/17 | 11/01/19 |
| Mark Novak | Vice President, Software Engineer | 02/13/18 | 11/01/19 |
| Bradley Samuels | Vice President, Systems Development | 02/13/18 | 11/01/19 |
| Michael Trees | Vice President, Trading System Development | 02/13/18 | 01/03/2020 |
| Mark Hemsley | Senior Vice President | 01/07/20 | 02/28/20 |

## 2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

| Directors | | | |
|---|---|---|---|
| Name | Classification(s) | Appointment Date: | Termination Date: |
| Ed Tilly | Chairman & Director | 02/28/17 | |
| Bruce Andrews | Director | 02/13/18 | |
| Kevin Murphy | Director | 02/13/18 | |
| Jill Sommers | Director | 10/26/15 | |

| Former Directors | | | |
|---|---|---|---|
| Name: | Title: | Appointment Date: | Termination/Change Position Date: |
| David Roscoe | Director | 10/13/10 | 02/11/20 |
| Scott Wagner | Director | 10/27/16 | 02/11/20 |

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe
- Jill Sommers